SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

EBITDA reached US$909 million in 3Q18, increasing 5% from 3Q17 and 4% from 2Q18

3Q18 HIGHLIGHTS:

Braskem – Consolidated:

▶ EBITDA in 3Q18 was US$909 million, up 4% from 2Q18, due to sales recovery in Brazil following the end of the truck drivers' strike and by the higher sales volume in the United States and Mexico, that were affected by lower production volume in 2Q18. These effects offset lower spreads for resins in Brazil, for PP in Europe and for PE in North America. Compared to 3Q17, EBITDA in U.S. dollars grew 5%, due to the positive effect of Brazilian real depreciation of costs and expenses pegged to the currency.

▶ Net income came at R$1,344 million, growing 146% and 68% compared to 2Q18 and 3Q17, respectively.

▶ Strong cash generation in this period supported the reduction of financial leverage measured by the ratio of net debt to EBITDA1 in U.S. dollar from 1.90x in 2Q18 to 1.81x this quarter.

▶ In September, the Company partially redeemed US$200 million in perpetual bonds, in line with its strategy to reduce the cost of debt.

▶ Free cash flow in the quarter was R$1.5 billion.

▶ The recordable and lost-time injury frequency rate per million hours worked was 1.25.

▶ As per the Material Fact notice dated September 24, Braskem was informed by Odebrecht, its controlling shareholder, that the shareholders' agreement dated February 8, 2010 was amended to include the preferred shares held by Petrobras in the tag-along rights provision set forth in Clause 7.12 of the agreement.

▶ Consistent with best practices of corporate governance, two new independent directors were elected to the Board of Directors. As a result, eight of the 11 directors are now independent.

▶ In November, Braskem announced its positioning on Circular Economy and defined 9 key global initiatives: (i) partnerships with Clients to develop products and applications that facilitate the recycling and reuse of plastic packaging; (ii) investments in new resins derived from renewable resources; (iii) developing and supporting new technologies for recycling; (iv) recycling and conscientious consumerism programs; (v) studies of life cycle assessments and the environmental impact of plastics; (vi) support for measuring and reporting recycling rates for plastic packaging; (vii) partnerships for understanding, preventing and solving the problem of marine debris ; and (viii) encouraging science-based policies to understand the origin and prevent the disposal of debris in the oceans, especially plastic.

1 Excludes the Project Finance in Mexico.

PETROCHEMICAL INDUSTRY 3Q18:

▶  Spreads of key chemicals2 produced by Braskem, US$404/ton, were up 3% and 12% from 2Q18 and 3Q17 respectively, mainly due to higher butadiene prices, driven by strong demand from construction, automotive and electronics sectors.

▶ Average international spread of the polyolefins3 produced by Braskem in Brazil, US$537/ton, was down 18% and 21% from 2Q18 and 3Q17 respectively, due to increased supply of PE in the United States, with the startup of the new ethane-based capacity, and to lower resin demand in Asia due to the trade war between the United States and China.

▶ International spread for Vinyls4, US$621/ton, was down 5% and 14% from 2Q18 and 3Q17 respectively, reflecting higher naphtha price, and lower caustic soda price due to lower demand, after one of the world’s leading alumina producers cut production in the quarter.

▶ PP spread in United States5, US$683/ton, increased 2% and 17% compared to 2Q18 and 3Q17, supported by strong demand, especially from automotive and household appliance sectors, and by the unscheduled shutdowns of PP plants.

▶ PP spread in Europe6, US$318/ton, was down 18% and 42% from 2Q18 and 3Q17, due to higher propylene prices, and by weaker demand for resins.

▶ PE spread in North America7, US$874/ton, was down 20% and 8% from 2Q18 and 3Q17, due to higher ethane prices driven by strong demand from recently started crackers in the United States, combined with the tightness of midstream infrastructure (pipelines and fractionation plants).

2 Difference between the prices of key chemicals (15% ethylene, 10% propylene, 35% BTX, 10% butadiene, 5% cumene and 25% fuels, based on the capacity mix of Braskem’s industrial units in Brazil) and the price of naphtha – Source: IHS.

3 Difference between the price of PE and PP based on the capacity mix of Braskem’s industrial units in Brazil and the price of naphtha – Source: IHS. IHS.

4 Corresponds to: PVC Price - (Naphtha ARA) - [ (Brent Oil Price/1.725)*1.75] + (0.685 x Caustic Soda Price)

5 Difference between the U.S. polypropylene price and the U.S. propylene price.

6 Difference between the Europe polypropylene price and the Europe propylene price.

7 Difference between the U.S. polyethylene price and the U.S. ethane price.

1.    BRAZIL

▶  In 3Q18, the crackers operated at an average capacity utilization rate of 95%, 5 p.p. higher than in 2Q18, due to the normalization of production after the end of logistics constraints arising from the truck drivers' strike. Compared to 3Q17, the average capacity utilization rate increased 3 p.p., as that quarter was adversely impacted by the scheduled shutdown of the cracker in Rio de Janeiro.

▶  Resin demand in the Brazilian market (PE, PP and PVC) was 1.4 million tons in 3Q18, up 9% from 2Q18, with the elimination of the logistics constraints arising from the truck drivers' strike and also influenced by seasonality. Compared to 3Q17, resin demand increased by 3%. In the year to date, demand for resins grew 3% in relation to 9M17, driven by stronger economic activity, especially in the packaging, consumer goods, agribusiness and automotive industries.

▶  Braskem resin sales amounted to 917 kton, increasing 12% from 2Q18 to outperform the overall market in this period. Compared to 3Q17, sales volume was stable. In 9M18, Braskem’s resin sales in Brazil grew 1% to 2,624 kton relative to 9M17.

▶  In 3Q18, the Company exported 358 kton of resins, 12% higher than in 2Q18, due to higher product supply, and was 10% lower than in 3Q17.

▶  In Brazil, sales of chemicals increased compared to 2Q18, influenced by the higher supply of products for sale due to the normalization of production.

▶  Exports of chemicals grew compared to 2Q18, reflecting higher supply of products, led by exports of paraxylene to Asia, where prices reached record highs on strong demand for the product to make polyesters. Compared to 3Q17, exports of chemicals decreased 26%.

▶  In 3Q18, COGS in Brazil was adversely affected by (i) higher ARA naphtha price reference due to higher crude oil prices driven by concerns regarding the possible impacts of sanctions imposed by the United States on Iran; (ii) the higher price of ethane in the United States, and (iii) the higher propane price in the United States, which was influenced by higher oil prices, low inventories in this period and the continued strong demand for the propane exports from the United States.

▶  In 3Q18, the units in Brazil posted EBITDA of R$2,218 million, accounting for 64% of the Company’s consolidated EBITDA from all segments.

▶  In early October, the petrochemical industry special regime (REIQ) was not passed into law, which kept the PIS/COFINS taxes levied on the acquisition of domestic and imported raw materials unchanged at 5.65%.

2.    UNITED STATES AND EUROPE8

▶  In 3Q18, the capacity utilization rate was 87%, up 3 p.p. from 2Q18, reflecting lower downtimes caused by unscheduled shutdowns. Compared to 3Q17, the capacity utilization rate fell 7 p.p., due to (i) the scheduled Turnaround of the Wesseling Unit in Germany; (ii) logistics constraints on propylene shipments to the plants in Europe due to low river levels; and (iii) operating issues in the United States.

▶  In the United States, PP demand contracted in relation to 2Q18 after the resin reached very high price levels. In Europe, the market contracted in line with the region’s economic performance.

▶  In the quarter, PP sales amounted to 477 kton, down in relation to both 2Q18 and 3Q17, due to the lower supply of products for sale and the weaker market in Europe.

▶  The increase in COGS compared to both 2Q18 and 3Q17 is explained by the higher propylene price, which accompanied the hike in crude oil prices in the period.

▶  In 3Q18, the unit posted EBITDA of R$716 million (US$182 million), accounting for 20% of the Company’s consolidated EBITDA from all segments.

8 The segment’s results are formed by six industrial units in the United States and two in Europe, with aggregate production capacity of 2,195 kta, with 1,570 kta in the United States and 625 kta in Europe.

▶  Construction of the new PP plant in the United States reached 32.8% completion, with US$341 million in investments already made.

3.    MEXICO (Braskem Idesa)9

▶   In 3Q18, the PE plants operated at a capacity utilization rate of 78%, 6 p.p. higher than in 2Q18, when capacity utilization was adversely affected by the scheduled shutdown in May. Compared to 3Q17, the capacity utilization declined 9 p.p. due to the lower supply of ethane.

▶   In the quarter, PE sales in the Mexican market amounted to 136 kton, up 1% from 2Q18 and down 11% from 3Q17, representing 67% of the total sales.

▶  Exports were stable in relation to 2Q17 and down in comparison with 3Q17, reflecting the strategy to prioritize sales to domestic markets in Mexico.

▶  The increase in COGS compared to 2Q18 is due to the higher ethane prices in the United States, as explained previously.

▶  The other operating income in 3Q18 included income of US$16.5 million related to the deliver-or-pay established in the ethane supply agreement.

▶  In 3Q18, the Mexico complex posted EBITDA of R$559 million (R$141 million) to account for 16% of the Company’s consolidated EBITDA.

9 The segment comprises an ethane-based cracker, two high-density polyethylene (HDPE) plants and one low-density polyethylene (LDPE) plant with combined PE production capacity of 1,050 kta. This unit includes the results of Braskem Idesa SAPI and of the other subsidiaries of Braskem S.A. in Mexico.

4.    CONSOLIDATED RESULTS10

EBITDA

NET FINANCIAL RESULT

10 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations from the revenues and costs from the transfers of products among these regions.

Financial expenses: impacted by the effects from local-currency depreciation on interest expenses, as well as by costs associated with the prepayment of more expensive debt.

Financial income: increase in relation to 2Q18 due to the higher interest income on financial investments in Brazilian real.

Net exchange variation: impacted by exchange variation (net exposure of the financial result not designated for hedge accounting) and by the effects from the appreciation in the Mexican peso against the U.S. dollar on the outstanding balance of the loan of Braskem Idesa in the amount of US$2,083 million on September 30, 2018.

Net exchange variations also were affected by the expenses with the transition to export hedge accounting, which is recorded under shareholders’ equity, in the amounts of R$252 million at Braskem and R$61 million at Braskem Idesa.

5.    LIQUIDITY AND CAPITAL RESOURCES

On September 30, 2018, the average debt term was approximately 15 years, while the average weighted cost of the Company’s debt was equivalent to exchange variation + 5.63%.

Braskem’s liquidity position of US$1,525 million is sufficient to cover the payment of all obligations maturing over the next 30 months. Considering the international revolving credit facility in the amount of US$1 billion and undrawn, the coverage is 51 months.

Supported by strong cash generation, Braskem partially redeemed US$200 million of its 7.375% perpetual bonds at par value in September, as a strategy to reduce the debt interest expenses.

Risk-rating agencies:

Braskem maintained investment grade ratings at Standard & Poor's (BBB-) and Fitch Ratings (BBB-); above Brazil’s sovereign risk, with stable outlook at the three main agencies. The reports are available on the Investor Relations website (http://www.braskem-ri.com.br/).

6.    INVESTMENTS AND VALUE CREATION11

11 Considers operating investment, maintenance shutdowns and acquisitions of spare parts.

▶ New PP plant in the United States

At the end of 3Q18, Braskem already had invested US$341 million and construction had reached 32.8% of completion, as follows:

o    Engineering Detailing: 96.5% completed.

o    Equipment and Material Acquisitions: 86.5% completed.

o    Construction: 24.3% completed.

7.    FREE CASH FLOW12

In 3Q18, Braskem recorded free cash flow of R$1,543 million, down 54% from 2Q18, due primarily to the larger balance of accounts receivable and inventories due to the higher petrochemicals prices, and the depreciation of the Brazilian real against the U.S. dollar, with these factors partially offset by the positive impact from the larger balance of trade payables due to higher feedstock prices and by the weaker Brazilian real. Compared to 3Q17, cash generation increased 45%, due to the positive effects from Brazilian real depreciation on the Company’s operating cash flow. In the year to date, free cash flow was R$6,630 million.

8.    SUSTAINABLE DEVELOPMENT

▶ Positioning Circular Economy

In November, Braskem announced its global positioning for the Circular Economy. Braskem recognizes that adequate management of the disposal of post-consumer plastic waste is a growing global concern. For society to leverage the benefits that plastics offer, it is essential that the material be recovered properly to avoid causing harm to the environment. Plastics must be used responsibly, reused, recycled or recovered. Accordingly, the Company defined eight key initiatives:

      i.        Building partnerships to develop new products and applications to improve efficiency and promote recycling and reuse (circular design), especially for single-use packaging;

12 Note that the cash flow analysis above does not consider the reclassification of “cash and cash equivalents” to “financial investments” related to financial investments in Brazilian federal government bonds (Brazilian floating-rate (SELIC) government bond - LFT) and floating-rate bonds (LFs) issued by financial institutions, whose original maturities exceed three months, with immediate liquidity and expected realization in the short term, in accordance with Note 4 to the Quarterly Financial Statements as of June 30, 2018. In the cash flow presented, this is recorded as “financial investments” (includes LFTs and LFs), with the following effects from reclassifications: (i) reduction in the balance of financial investments of R$167 million in 1Q17; (ii) reduction in the balance of financial investments of R$42 million in 4Q17;  (iii) increase in the balance of financial investments of R$100 million in 1Q18; (iv) increase in the balance of financial investments of R$46 million in 2Q18; and (v) increase in the balance of financial investments of R$9 million in 3Q18.

     ii.        Investing in the development of new renewable products to support the circular economy at the beginning of the value chain;

    iii.        Supporting and developing new technologies, business models and systems for collecting, picking, recycling and recovering materials, considering the best balance of economic, social and environmental impacts;

    iv.        Engaging consumers in recycling and recovery programs, especially through educational programs on responsible consumerism to further knowledge on the value of plastic waste to the economy;

     v.        Supporting and using life cycle assessment tools to select the most sustainable option, considering the economic, social and environmental impacts of plastic;

    vi.        Supporting the measurement and communication of recycling and recovery indicators for plastic packaging materials;

   vii.        Building partnerships to understand, prevent and solve the problem of debris in the oceans, with support from the scientific community and researchers;

  viii.        Supporting comprehensive science-based policies to understand the origins of and prevent debris in the oceans and to improve the management of solid waste, especially plastics.

▶ Sustainable Development

Braskem continues to focus on strengthening its contribution to sustainable development, mitigating risks and seeking shared value creation. In this context, the highlights in 3Q18 were:

▪  Braskem and the United Nations: Braskem was recognized by the UN for its engagement with the commitments to sustainable development of the UN Global Compact and was considered a Global Compact LEAD company, joining a select group of only 34 companies. The Company's case study on water management was presented during a meeting organized by the Brazil Network of the Global Compact in New York, in side events to the UN General Assembly.

▪  Human Rights: based on two studies conducted in partnership and, with the sponsorship of Braskem, the Childhood Foundation, a Brazilian organization of the World Childhood Foundation, held a regional meeting in the region near the Camaçari Complex, in which it presented a project to combat and prevent sexual violence against children and teens. The project should be launched in January 2019.

▪  Diversity: Braskem signed, in partnership with another 31 large corporations, a letter sent to the presidential candidates in the 2018 elections to request that they recognize the importance of diversity and inclusion in the workplace. The letter is part of the initiative of the NGOs Grupo Dignidade and Aliança Nacional LGBTI and of the organization Out & Equal Workplace Advocates.

▪  Plastics Recycling: Braskem forged a long-term partnership with the U.S. football team Philadelphia Eagles. A new plastics recycling program will be implemented in the team’s stadium, along with an online educational platform for 30 public schools in the region. The partnership emphasizes the Company’s commitment to environmental and community development.

▪  Green PE: Braskem partnered with Peel Plastics Products, specialized in flexible packaging in the United States, to develop a new packaging for the household fertilizers products sold by Scotts Canada, a world leader in products for gardening and hydroponic agriculture.

▪  Sustainable Agribusiness: Braskem participated in the 20th edition of the ETHOS 360 Conference in São Paulo on the sustainable agribusiness and plastic demand panel, seeking to promote dialogue on growing demand for plastics applications and more sustainable agribusiness techniques.

▶  Recognition by the Media

For its green plastic, which is made from sugarcane, is 100% recyclable and helps to reduce greenhouse gas emissions in the air, Braskem figured for the first time in the Change the World list compiled by Fortune, one of world’s most traditional business periodicals. The ranking lists companies that, through their actions, most promote positive social impacts. Braskem was also recognized in three important awards in the Brazilian media: (i) Best Company in the Chemical and Petrochemical Industry by “Valor 1000,” the yearbook published by the newspaper Valor Econômico. (ii) highlight of the Chemical and Petrochemical segment in the Best of Dinheiro Awards 2018, sponsored by the magazine IstoÉ Dinheiro; (iii) best Company in Brazil in the Chemical and Petrochemical industry by the yearbook “Empresas Mais” published by the newspaper O Estado de S. Paulo.

EXHIBITS LIST:

DISCLAIMER

This release contains forward-looking statements. These forward-looking statements are not solely historical data, but rather reflect the targets and expectations of Braskem’s management. Words such as "anticipate," "wish," "expect," "foresee," "intend," "plan," "predict," "project," "aim" and similar terms seek to identify statements that necessarily involve known and unknown risks. Braskem does not undertake any liability for transactions or investment decisions based on the information contained in this document.

APPENDIX I

Consolidated Statement of Operations

APPENDIX II

Calculation of Consolidated EBITDA

APPENDIX III

Consolidated Balance Sheet – Assets

Consolidated Balance Sheet – Liabilities

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	dec/17 (A)	sep/18 (B)	Change (A)/(B)
Current	**19,138**	**24,288**	**27%**
Suppliers	5,266	9,383	78%
Financing*	1,185	945	-20%
Braskem Idesa Financing*	9,691	11,111	15%
Debentures	27	28	2%
Derivatives operations	7	158	2200%
Salary and Payroll Charges	631	605	-4%
Taxes Payable	1,261	943	-25%
Dividends	4	5	30%
Advances from Customers	353	187	-47%
Leniency Agreement	257	286	11%
Sundry Provisions	179	116	-35%
Accounts payable to related parties	0	0	n.a.
Other payables	277	521	88%
Non Current	**28,513**	**30,091**	**6%**
Suppliers	260	245	*-6%*
Financing*	22,177	23,988	*8%*
Debentures	286	272	*-5%*
Derivatives operations	0	257	*n.a.*
Taxes Payable	53	79	*49%*
Accounts payable to related parties	0	0	*n.a.*
Loan to non-controlling shareholders of Braskem Idesa	1,757	2,231	*27%*
Deferred Income Tax and Social Contribution	940	293	*-69%*
Post-employment Benefit	194	198	*2%*
Provision for losses on subsidiaries	0	0	*n.a.*
Advances from Customers	0	2	*n.a.*
Contingencies	1,093	988	*-10%*
Leniency Agreement	1,372	1,141	*-17%*
Sundry Provisions	235	239	*2%*
Other payables	148	159	*7%*
Shareholders' Equity	**5,690**	**6,412**	**13%**
Capital	8,043	8,043	*0%*
Capital Reserve	232	232	*0%*
Profit Reserves	3,946	2,446	*-38%*
Equity Valuation Adjustments**	-5,654	-6,465	*14%*
Treasury Shares	-50	-50	*0%*
Retained Earnings	0	2,966	*n.a.*
Company's Shareholders	**6,518**	**7,173**	**10%**
Non Controlling Interest on Braskem Idesa	-828	-761	*-8%*
Total Liabilities and Shareholders' Equity	**53,342**	**60,791**	**14%**

* On the reporting date of the quarterly financial statements, Braskem was in unremedied default with part of the non-financial obligations contracts. As a result, the entire balance of non-current liabilities, in the amount of R$10,136,271, was reclassified to current liabilities, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements). In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors requested or expressed any intention of requesting said prepayment of obligations. Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule. Furthermore, Braskem Idesa continues to negotiate approval of such breaches with its creditors in order to reclassify the entire amount reclassified from current liabilities back to non-current liabilities.

** Includes the exchange variation of financial liabilities designated as hedge accounting.

EXHIBIT IV

Consolidated Cash Flow

EXHIBIT V

Statement of Operations – Deconsolidation Braskem Idesa

EXHIBIT VI

Balance Sheet - Deconsolidation Braskem Idesa

ASSETS (R$ million)	Consolidated Ex Braskem Idesa		Braskem Idesa Consolidated		Eliminations		Consolidated	
	dec/17	sep/18	dec/17	sep/18	dec/17	sep/18	dec/17	sep/18
Current	**16,667**	**19,827**	**1,424**	**2,380**	**(148)**	**(209)**	**17,943**	**21,998**
Cash and Cash Equivalents	3,480	4,015	295	876			3,775	4,891
Marketable Securities/Held for Trading	2,303	2,081					2,303	2,081
Accounts Receivable	2,809	3,921	621	784	(148)	(209)	3,281	4,496
Inventories	6,500	8,321	347	624			6,847	8,945
Recoverable Taxes	1,286	1,096	63	51			1,349	1,147
Other receivables	289	393	99	45			388	437
Non Current	**28,598**	**30,887**	**12,450**	**14,993**	**(5,699)**	**(7,037)**	**35,349**	**38,843**
Taxes Recoverable	1,024	973	0	0			1,024	973
Deferred Income Tax and Social Contribution	129	518	1,036	1,087			1,166	1,606
Related parties	5,052	6,255			(5,052)	(6,255)		
Other receivables	638	661	33	108			671	769
Property, Plant and Equipament	19,180	19,925	11,228	13,604	(647)	(782)	29,762	32,747
Intangible Assets	2,576	2,554	152	194			2,727	2,748
Total Assets	**45,265**	**50,714**	**13,874**	**17,374**	**(5,847)**	**(7,247)**	**53,292**	**60,841**

LIABILITIES AND SHAREHOLDERS' EQUITY (R$ million)	Consolidated Ex Braskem Idesa		Braskem Idesa Consolidated		Eliminations		Consolidated	
	dec/17	sep/18	dec/17	sep/18	dec/17	sep/18	dec/17	sep/18
Current	**12,694**	**14,018**	**12,217**	**11,550**	**2,036**	**(209)**	**19,182**	**24,244**
Suppliers	5,254	9,336	160	256	(148)	(209)	5,266	9,383
Financing	1,185	945					1,185	945
Braskem Idesa Financing			9,691	11,111			9,691	11,111
Debentures	27	28					27	28
Operações com derivativos		158	7				7	158
Salary and Payroll Charges	610	579	21	27			631	605
Taxes Payable	1,248	928	13	15			1,261	943
Other payables	4,369	2,044	2,326	141	2,185		1,115	1,070
Non Current	**30,361**	**29,439**	**8,537**	**6,830**	**(8,806)**	**(7,756)**	**30,091**	**28,513**
Financing	23,988	22,177					23,988	22,177
Debenture	272	286						
Accounts payable to related parties			6,289	5,066	(6,289)	(5,066)		
Loan to non-controlling shareholders of Braskem Idesa			2,231	1,757			2,231	1,757
Provision for losses on subsidiaries	2,517	2,690			(2,517)	(2,690)		
Other payables	3,584	4,286	16	8			3,872	4,580
Shareholders' Equity	**7,251**	**6,587**	**(2,608)**	**(2,954)**	**1,769**	**2,057**	**6,412**	**5,690**
Attributable to Company's Shareholders	7,173	6,518	(2,608)	(2,954)	2,608	2,954	7,173	6,518
Non Controlling Interest on Braskem Idesa	77	69			(839)	(897)	(761)	(828)
Total Liabilities and Shareholders' Equity	**50,305**	**50,044**	**18,147**	**15,427**	**(5,001)**	**(5,908)**	**55,685**	**58,447**

EXHIBIT VII

Cash Flow - Deconsolidation Braskem Idesa

Consolidated Cash Flow (R$ million)	Consolidated Ex Braskem Idesa		Braskem Idesa Consolidated		Eliminations		Consolidated	
	9M17	9M18	9M17	9M18	9M17	9M18	9M17	9M18
Profit (Loss) Before Income Tax and Social Contribution and the result of discontinued operations	**4,661**	**3,503**	**821**	**413**	**(334)**	**(335)**	**5,148**	**3,581**
Adjust for Net Income (Loss) Restatement	**2,803**	**6,014**	**692**	**1,510**	**334**	**335**	**3,553**	**7,859**
Depreciation, Amortization and Depletion	1,685	1,684	517	602	(33)	(37)	2,169	2,249
Equity Result	(400)	(388)	-	-	371	389	(29)	0
Interest, Monetary and Exchange Variation, Net	1,403	4,667	175	905	(4)	(17)	1,574	5,555
Provision for losses and write-offs of long-lived assets	116	52	0	3	-	-	116	54
Operating Working Capital Variation	**(3,969)**	**(1,179)**	**(414)**	**(66)**	-	-	**(4,383)**	**(1,245)**
Time deposit investments	-	-	-	-	-	-	-	-
Account Receivable from Clients	(864)	(1,186)	(262)	(164)	21	61	(1,105)	(1,289)
Inventories	(543)	(1,781)	49	(249)	-	-	(494)	(2,030)
Recoverable Taxes	204	1,043	53	12	-	-	258	1,055
Advanced Expenses	(70)	16	(18)	7	-	-	(88)	23
Other Account Receivables	51	(58)	(34)	(41)	-	-	17	(99)
Suppliers	(1,346)	1,909	(102)	96	(21)	(61)	(1,468)	1,945
Taxes Payable	107	(683)	(116)	(230)	-	-	(9)	(912)
Advances from Customers	6	(193)	(8)	28	-	-	(2)	(165)
Leniency Agreement	(1,344)	(330)	-	-	-	-	(1,344)	(330)
Other Account Payables	(171)	83	24	474	-	-	(147)	557
Operating Cash Flow	**3,219**	**8,337**	**1,099**	**1,857**	-	-	**4,318**	**10,194**
Financial investments (includs LFT's and LF's	(1,017)	342	-	-	-	-	(1,017)	342
Operating Cash Flow and handling of financial investments	**2,202**	**8,679**	**1,099**	**1,857**	-	-	**3,301**	**10,536**
Interest Paid	(1,119)	(1,059)	(374)	(432)	-	-	(1,493)	(1,491)
Income Tax and Social Contribution	(675)	(803)	(1)	(0)	-	-	(677)	(803)
Net Cash provided by operating activities	**408**	**6,817**	**724**	**1,425**	-	-	**1,132**	**8,242**
Proceeds from the sale of fixed assets	2	81	-	-	-	-	2	81
Proceeds from the sale of investments	450	81	-	-	-	-	450	81
Additions to investment in subsidiaries	-	2	-	-	-	-	-	2
Additions to Fixed and Intangible Assets	(1,439)	(1,781)	(76)	(24)	-	-	(1,515)	(1,805)
Other investments	(12)	(2)	-	-	-	-	(12)	(2)
Cash used in Investing Activities	**(1,000)**	**(1,619)**	**(76)**	**(24)**	-	-	**(1,076)**	**(1,643)**
Financing								
Obtained Borrowings	2,469	3,193	-	-	-	-	2,469	3,193
Payment of Borrowings	(3,309)	(6,111)	-	-	-	-	(3,309)	(6,111)
Project finance	-	-	-	-	-	-	-	-
Obtained Borrowings	-	-	188	-	-	-	188	-
Payment of Borrowings	-	-	(711)	(597)	-	-	(711)	(597)
Related Parties	-	-	-	-	-	-	-	-
Obtained (Payment of) Borrowings	21	73	(21)	(73)	-	-	-	-
Dividends Paid	(0)	(1,500)	-	-	-	-	(0)	(1,500)
Cash used in Financing Activities	**(819)**	**(4,345)**	**(543)**	**(670)**	-	-	**(1,362)**	**(5,015)**
Exchange Variation on Cash of Foreign Subsidiaries and Jointly Controlled Companies	77	(318)	(20)	(150)	-	-	57	(468)
Cash and Cash Equivalents Generation (Aplication)	**(1,334)**	**535**	**84**	**581**	-	-	**(1,249)**	**1,116**
Represented by								
Cash and Cash Equivalents at The Beginning of The Period	6,500	3,480	202	295	-	-	6,702	3,775
Cash and Cash Equivalents at The End of The Period	5,166	4,015	286	876	-	-	5,452	4,891
Increase (Decrease) in Cash and Cash Equivalents	**(1,334)**	**535**	**84**	**581**	-	-	**(1,249)**	**1,116**

EXHIBIT VIII

Financial Results Braskem Idesa

EXHIBIT IX

Operating Tables by Segment

CHEMICALS

International References (IHS):

POLYOLEFINS

POLYOLEFINS	3Q17 (A)	2Q18 (B)	3Q18 (C)	Chg. (C)/(B)	Chg. (C)/(A)	9M17 (D)	9M18 (E)	Chg. (E)/(D)
Operating Overview (ton)								
Production								
PE	670,673	659,783	698,510	6%	4%	2,021,927	2,050,523	1%
*Utilization Rate**	*88%*	*87%*	*91%*	*4 p.p.*	*4 p.p.*	*89%*	*90%*	*1 p.p.*
PP	430,534	389,442	432,378	11%	0%	1,284,988	1,233,246	-4%
*Utilization Rate**	*92%*	*84%*	*93%*	*8 p.p.*	*0 p.p.*	*93%*	*89%*	*-4 p.p.*
Total	1,101,207	1,049,225	1,130,888	8%	-3%	3,306,915	3,283,768	-1%
Sales - Brazilian Market								
PE	477,676	418,330	470,767	13%	-1%	1,339,889	1,370,273	2%
PP	309,945	291,274	304,556	5%	-2%	875,267	887,173	1%
Market Share	*73%*	*70%*	*72%*	*2 p.p.*	*-1 p.p.*	*72%*	*72%*	*0 p.p.*
Total	787,621	709,604	775,323	9%	-2%	2,215,156	2,257,445	2%
Exports								
PE	222,992	197,780	224,026	13%	0%	702,212	631,879	-10%
PP	136,175	111,043	107,344	-3%	-21%	405,983	325,455	-20%
Total	359,168	308,823	331,370	7%	-8%	1,108,195	957,334	-14%
Financial Overview (US$ million)								
Net Revenue	**1,569**	**1,479**	**1,620**	**9%**	**3%**	**4,621**	**4,724**	**2%**
COGS	(1,255)	(1,232)	(1,367)	11%	9%	(3,651)	(3,971)	9%
Gross Profit	**314**	**247**	**252**	**2%**	**-20%**	**970**	**753**	**-22%**
Gross Margin	***20%***	***17%***	***16%***	***-1 p.p.***	***-4 p.p.***	***21%***	***16%***	***-5 p.p.***
SG&A	(110)	(87)	(83)	-5%	-24%	(312)	(265)	-15%
Other Operating Income (Expenses)	(13)	(3)	(5)	100%	-60%	(27)	(16)	-41%
EBITDA	**223**	**187**	**194**	**3%**	**-13%**	**731**	**567**	**-22%**
EBITDA Margin	***14%***	***13%***	***12%***	***-1 p.p.***	***-2 p.p.***	***16%***	***12%***	***-4 p.p.***
Net Revenue (R$ million)	4,961	5,349	6,408	20%	29%	14,666	17,029	16%
EBITDA (R$ million)	704	676	763	13%	8%	2,317	2,043	-12%

*It is considered: 92 days of operation for 3Q17 and 3Q18; 91 days for 2Q18

International References (IHS):

VINYLS

VINYLS	3Q17 (A)	2Q18 (B)	3Q18 (C)	Chg. (C)/(B)	Chg. (C)/(A)	9M17 (D)	9M18 (E)	Chg. (E)/(D)
Operating Overview (ton)								
Production								
PVC	157,052	134,213	152,362	14%	-3%	453,888	391,326	-14%
*Utilization Rate**	*88%*	*76%*	*85%*	*9 p.p.*	*-3 p.p.*	*86%*	*75%*	*-11 p.p.*
Caustic Soda	108,807	101,045	97,382	-4%	-11%	299,081	219,932	-26%
*Utilization Rate**	*80%*	*75%*	*72%*	*-4 p.p.*	*-8 p.p.*	*75%*	*68%*	*-7 p.p.*
Total	265,859	235,258	249,744	6%	-6%	752,970	611,258	-19%
Sales - Brazilian Market								
PVC	127,193	111,726	141,251	26%	11%	378,473	366,874	-3%
Market Share	*51%*	*47%*	*50%*	*3 p.p.*	*-2 p.p.*	*51%*	*48%*	*-4 p.p.*
Caustic Soda	105,748	85,596	92,757	8%	-12%	305,838	259,434	-15%
Total	232,942	197,322	234,008	19%	0%	684,310	626,309	-8%
Exports								
PVC	37,078	10,945	26,659	144%	-28%	73,556	40,178	-45%
Financial Overview (US$ million)								
Net Revenue	**253**	**205**	**259**	**26%**	**2%**	**713**	**666**	**-7%**
COGS	(216)	(184)	(216)	17%	0%	(611)	(614)	0%
Gross Profit	**37**	**20**	**43**	**112%**	**17%**	**102**	**52**	**-48%**
Gross Margin	***15%***	***10%***	***17%***	***7 p.p.***	***2 p.p.***	***14%***	***8%***	***-6 p.p.***
SG&A	(11)	(11)	(11)	6%	-3%	(35)	(35)	-1%
Other Operating Income (Expenses)	(6)	(2)	(0)	-85%	-96%	(22)	(5)	-75%
EBITDA	**46**	**26**	**54**	**105%**	**16%**	**121**	**79**	**-35%**
EBITDA Margin	***18%***	***13%***	***21%***	***8 p.p.***	***3 p.p.***	***17%***	***12%***	***-5 p.p.***
Net Revenue (R$ million)	800	740	1,022	38%	28%	2,257	2,420	7%
EBITDA (R$ million)	146	97	212	119%	45%	382	305	-20%

*It is considered: 92 days of operation for 3Q17 and 3Q18; 91 days for 2Q18

International References (IHS):

UNITED STATES AND EUROPE

International References (IHS):

MEXICO

International References (IHS):

CONSOLIDATED

Financial Overview (R$ million) CONSOLIDATED 3Q18	Net Revenue	COGS	Gross Profit	SG&A	Other Revenues and Expenses	Operating Profit	EBITDA
Brazil	**12,125**	**(9,675)**	**2,450**	**(669)**	**(29)**	**1,752**	**2,218**
Chemicals	9,158	(7,892)	1,266	(224)	(1)	1,041	1,351
Polyolefins	6,408	(5,413)	995	(329)	(21)	645	763
Vinyls	1,022	(851)	171	(44)	(1)	126	212
Eliminations and Reclassifications	(4,463)	4,481	18	(71)	(6)	(59)	(108)
U.S. and Europe	**3,370**	**(2,604)**	**766**	**(165)**	**64**	**666**	**716**
Mexico	**1,032**	**(649)**	**383**	**(83)**	**41**	**341**	**559**
Segments Total	**16,527**	**(12,928)**	**3,600**	**(917)**	**76**	**2,759**	**3,492**
Other Segments	39	(10)	30	(6)	1	26	34
Eliminations and Reclassifications	(219)	223	4	10	(9)	5	53
Braskem Total	**16,348**	**(12,714)**	**3,634**	**(912)**	**68**	**2,790**	**3,580**

Financial Overview (R$ million) CONSOLIDATED 9M18	Net Revenue	COGS	Gross Profit	SG&A	Other Revenues and Expenses	Operating Profit	EBITDA
Brazil	**31,104**	**(25,081)**	**6,023**	**(1,730)**	**(223)**	**4,069**	**5,465**
Chemicals	23,087	(19,793)	3,294	(520)	(51)	2,723	3,604
Polyolefins	17,029	(14,316)	2,713	(951)	(55)	1,706	2,043
Vinyls	2,420	(2,210)	209	(125)	(17)	67	305
Eliminations and Reclassifications	(11,431)	11,238	(193)	(133)	(100)	(426)	(487)
U.S. and Europe	**8,975**	**(6,830)**	**2,145**	**(440)**	**36**	**1,741**	**1,899**
Mexico	**2,864**	**(1,676)**	**1,188**	**(217)**	**109**	**1,080**	**1,677**
Segments Total	**42,942**	**(33,587)**	**9,355**	**(2,387)**	**(78)**	**6,890**	**9,041**
Other Segments	216	(24)	193	(21)	1	172	211
Eliminations and Reclassifications	5	65	70	53	(45)	78	156
Braskem Total	**43,163**	**(33,545)**	**9,618**	**(2,355)**	**(122)**	**7,141**	**9,408**

NET REVENUE

OTHER CONSOLIDATED INDICATORS

Indicators US$ million	3Q17 (A)	2Q18 (B)	3Q18 (C)	Chg. (C)/(B)	Chg. (C)/(A)
Operating					
EBITDA	868	3,177	3,580	13%	312%
EBITDA Margin (%)	23%	23%	22%	*-1 p.p.*	*-1 p.p.*
SG&A/Net Revenue (%)	6.5%	5.3%	5.6%	*0 p.p.*	*-1 p.p.*
Financial					
Net Debt*	5,541	5,396	5,191	-4%	-6%
Net Debt/EBITDA LTM*	1.82x	1.90x	1.81x	-5%	0%
EBITDA/Interest Paid LTM	5.93	5.70	5.69	0%	-4%
Company Valuation					
Share Price (Final)	12.5	13.2	14.6	11%	17%
Shares Outstanding (Million)**	796	796	796	0%	0%
Market Cap	9,937	10,479	11,618	11%	17%
Net Debt	7,620	7,389	7,108	-4%	-7%
Braskem	5,541	5,396	5,191	-4%	-6%
Braskem Idesa (75%)***	2,080	1,993	1,917	-4%	-8%
Enterprise Value (EV)	17,557	17,867	18,726	5%	7%
EBITDA LTM	3,463	3,316	3,355	1%	-3%
Braskem	3,052	2,841	2,873	1%	-6%
Braskem Idesa (75%)	410	475	482	2%	17%
EV/ EBITDA	5.1x	5.4x	5.6x	4%	10%
EPS	0.5x	1.1x	1.2x	10%	135%
Dividend Yield (%)	3%	7%	6%	-10%	104%
FCF Yield (%)****	9%	17%	16%	-7%	85%

*Does not consider net debt, EBITDA and interest paid of Braskem Idesa

**Does not consider shares held in treasury

***Considers US$133 million of market security given as collateral to cover Braskem's obligation related to the construction of a reserve account for Braskem Idesa's project finance

**** Does not consider: (i) leniency agreement paymen;t and (ii) reclassification of cash equivalents to financial investment held for trading

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2018
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.